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FOR IMMEDIATE RELEASE                   TSX: COM,      NASD BB: COMRF

CARDIOME REPORTS PRESENTATION OF RSD1235 PHASE II
DATA AT THE SOCIETY FOR ACADEMIC EMERGENCY
MEDICINE

Vancouver, Canada – May 29, 2003 - Cardiome Pharma Corp. (TSX: COM) (the “Company” or “Cardiome”) announced today that Dr. Brian Rowe of University of Alberta presented the Company’s Phase II clinical trial data on the acute use of RSD1235 at the 2003 Annual Meeting of the Society for Academic Emergency Medicine held in Boston Massachusetts. The data supports the efficacy and safety of RSD1235 as a novel agent in the acute conversion of patients with atrial fibrillation. The Company originally announced these clinical results at the European Society of Cardiology in September 2002.

Dr. Alan Ezrin, Chief Scientific Officer at Cardiome stated: "Dr. Rowe’s presentation was attended by almost 1000 emergency room physicians in North America who have the potential to eventually use this product. This is a particularly exciting time for Cardiome as we are meeting with the cardiologists and emergency room physicians to begin site selection for our Phase III trial later this year.”

Atrial fibrillation (AF) is a condition in which the atria or storage chambers of the heart beat rapidly and erratically. Left untreated, the condition can cause stroke or ultimately, congestive heart failure. Approximately 6 million patients in the developed world (US, Europe, Japan) suffer occasionally or chronically from atrial fibrillation.

"We are pleased to move forward with our Phase III trial following our recent meeting with the Food and Drug Administration of United States, and we look forward to working with investigators to start patient enrolment in the second half of this year," said Dr. Alan Moore, Executive Vice President of Development and Regulatory Affairs. "More importantly, the reception from the medical community indicates the interest in this drug and the unmet need that currently faces 2.2 Million patients in North America who suffer from AF. The first of the upcoming phase III trials will evaluate the ability of RSD1235 to convert AF in 420 patients in a trial intended to support the registration of this atrial specific agent.”

RSD1235 is currently formulated for IV use for acute termination in hospital. The upcoming Phase III placebo-controlled study will involve 420 patients and will be conducted at 40 sites throughout North America and Europe. In previous studies in patients with AF, RSD1235 demonstrated conversion in 61% of the patients and was well tolerated with no significant adverse events observed including no signs of cardiac depression, "torsades" or central nervous system (CNS) liability, even at dosing levels higher than the expected effective dose.

The medical community has identified a pressing need for safer and more effective antiarrhythmic drugs. While significant progress has been made in understanding the mechanisms of AF, currently available drugs to treat AF lack sufficient efficacy and/or lack selectivity in treating this disease. The unique mechanism of action of RSD1235 suggests that the drug may be able to treat atrial arrhythmia with a high margin of safety.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout.

Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

FOR FURTHER INFORMATION:

Cardiome Pharma Corp.
Don Graham, Director of Corporate Communication
(604) 677-6905 ext. 109,
Email: dgraham@cardiome.com
Website: www.cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer